Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aur Resources Inc.

Commission File No.: 333-144629

Date: August 13, 2007

EXTERNAL NEWS RELEASE

07-25-TC

For Immediate Release:	August 13, 2007

TECK COMINCO ANNOUNCES EUROPEAN COMMISSION

APPROVAL FOR AUR RESOURCES TRANSACTION

Vancouver, August 13, 2007 - Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) announced today that it has received clearance from the European Commission competition authority for Teck Cominco’s proposed acquisition of Aur Resources Inc. Teck Cominco’s offer for Aur Resources expires on August 21, 2007.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s exchange offer for the shares of Aur Resources Inc. Teck Cominco has filed a Registration Statement on Form F-8 (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources shares. These documents are available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330.

Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 685-3005

greg.waller@teckcominco.com